UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share

(Title of Class of Securities)

450047204

(CUSIP Number)

Saúl Zang Juan Manuel Quintana Carolina Zang María de los Ángeles del Prado Gabriela Bindi Estudio Zang, Bergel y Viñes Florida 537, 18th Floor Buenos Aires, Argentina +54(11) 4322-0033

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

September 22, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 450047204	Page 2 of 26 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 765,100
	8.	SHARED VOTING POWER 381,907,165
	9.	SOLE DISPOSITIVE POWER 765,100
	10.	SHARED DISPOSITIVE POWER 381,907,165
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,907,165
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.00%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 450047204	Page 3 of 26 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agroinvestment S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 381,907,165
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 381,907,165
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,907,165
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.00%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 4 of 26 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Idalgir S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 381,907,165
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 381,907,165
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,907,165
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.00%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 5 of 26 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 381,907,165
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 381,907,165
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,907,165
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.00%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 6 of 26 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 381,907,165
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 381,907,165
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,907,165
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.00%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 7 of 26 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 381,907,165
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 381,907,165
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,907,165
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.00%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 450047204	Page 8 of 26 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 381,907,165
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 381,907,165
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,907,165
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.00%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 450047204	Page 9 of 26 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agrology S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 381,907,165
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 381,907,165
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,907,165
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.00%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 450047204	Page 10 of 26 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 381,907,165
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 381,907,165
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,907,165
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.00%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 450047204	Page 11 of 26 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 381,907,165
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 381,907,165
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,907,165
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.00%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 450047204	Page 12 of 26 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

AMENDMENT No. 14 TO SCHEDULE 13D

This Amendment No. 14 Schedule 13D (“Amendment No. 14”) amends and restates Items 2, 3, 4, 5 and 6 of the Schedule 13D filed by IRSA with the SEC (the “Schedule 13D”), as amended and restated from time to time. Capitalized terms used in this Amendment No. 14 but not defined herein have the meaning given to such terms in the Schedule 13D, as amended and restated from time to time.

CUSIP No. 450047204	Page 13 of 26 Pages

Item 2. Identity and Background

(a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who serves as Chairman of the board of directors of each of the following companies, except for Agrology S.A.:

(i)	IFIS Limited, a limited liability company organized under the laws of Bermuda (“IFIS”);

(ii)	Inversiones Financieras del Sur S.A., a stock corporation organized under the laws of the Republic of Uruguay (“IFISA”);

(iii)	Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, a stock corporation organized under the laws of the Republic of Argentina (“Cresud”);

(iv)	Agrology S.A., a stock corporation organized under the laws of the Republic of Argentina (“Agrology”);

(v)	Consultores Assets Management S.A., a limited liability company organized under the laws of Argentina (“CAM”);

(vi)	Consultores Venture Capital Limited, a limited liability company organized under the laws of Cayman Island (“CVC Cayman”);

(vii)	Consultores Venture Capital Uruguay S.A., a limited liability company organized under the laws of the Republic of Uruguay (“CVC Uruguay”);

(viii)	Agroinvestment S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Agroinvestment”);

(ix)	Idalgir S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Idalgir”) (Elsztain, IFIS, IFISA, Cresud, Agrology, CAM, CVC Cayman, CVC Uruguay Agroinvestment and Dolphin being collectively referred to as the “Reporting Persons”).

Elsztain’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; IFIS’ principal offices are located at Mintflower Place, 4th Floor, 8 Par-La-Ville Road, Hamilton HM 08, Bermuda; IFISA’s principal offices are located at Ruta 8K 17.500 Edificio@1 Local 106, CP 91609 Montevideo, of the Republic of Uruguay; Cresud’s principal offices are located at Moreno 877, 23rd Floor, (C1091AAQ) Ciudad Autónoma de Buenos Aires, Argentina; Agrology’s principal offices are located at Moreno 877, 21st floor (C1091AAQ) Ciudad Autónoma de Buenos Aires, Argentina; CAM’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; CVC Cayman’s principal offices are located at 89 Nexus Way, 2nd floor, Camana Bay P.O. Box 31106, Grand Cayman, KY1-1205 Cayman Islands; CVC Uruguay’s principal offices are located at Ruta 8K 17.500 Edificio@1 Local 106, CP 91609 Montevideo, of the Republic of Uruguay; Agroinvestment’s principal offices are located at Zabala 1422, 2nd Foor, (11500) Montevideo, Republic of Uruguay; and Idalgir’s principal offices are located at Zabala 1422, 2nd Foor, (11500) Montevideo, Republic of Uruguay.

Due to the fact that Mr. Elsztain controls each of the other Reporting Persons, the Reporting Persons report their direct and indirect ownership of common shares as “shared” voting and dispositive power other than common shares held directly by Mr. Elsztain (and not through any other Reporting Person).

CUSIP No. 450047204	Page 14 of 26 Pages

(d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration

As of September 22, 2011, the IRSA common shares beneficially owned by the Reporting Persons consisted of 381,907,165 shares, representing 66.00% of IRSA’s outstanding share capital.

The funds used to purchase the IRSA common shares were derived from in the case of IFISA a margin account with an interest rate amounting to Libor + 150 basis points and in the case of Cresud, the funds to purchase the IRSA common shares were derived from working capital.

Item 4. Purpose of Transaction

On September 22, 2011, the Reporting Persons increased their beneficial ownership of IRSA common shares by acquiring shares representing an additional 7.66% (5.1% Cresud and 2.5% IFISA) of IRSA’s outstanding share capital.

Such increase was the net result of the execution of a stock purchase agreement by virtue of which IFISA and Cresud acquired respectively, 1,469,803 and 2,960,302 IRSA’s ADRs, each representative of 10 common shares or IRSA, for an aggregate purchase price of U$S 14,962,594.54 and U$S 30,135,874.36, respectively. The price per IRSA’s ADRs was U$S10.18.

Except as described above, neither the Reporting Persons nor, to their knowledge, any person named in Schedule A, has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer

(a)	As of September 22, 2011, the Reporting Persons beneficially owned 381,907,165 common shares of IRSA, representing 66.00 % of its outstanding share capital.

The following is a description of the Reporting Persons’ beneficial ownership of IRSA’s outstanding stock as September 22, 2011:

Shareholder	Number of Shares Currently Owned	% of Currently Outstanding Shares

Reporting Persons	381,907,165	66.00%

Total IRSA Outstanding Shares	578,676,460	100%

CUSIP No. 450047204	Page 15 of 26 Pages

(i)	Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud, CAM, CVC Uruguay, CVC Cayman, Agroinvestment, IRSA and Idalgir, except for Agrology a company 100% of Cresud.

(ii)	Elsztain is the beneficial owner of 30.90% of IFIS, including: (a) 12.11% owned indirectly through Agroinvestment, (b) 5.17% owned indirectly through Idalgir, (c) 13.93% owned indirectly through CVC Uruguay and (d) 2.08% owned indirectly through CVC Cayman. Elsztain owns 100% of Agroinvestment and Idalgir and 85.0% of CAM which directly owns 0.11% of IRSA’s outstanding stock and 100% of CVC Uruguay which in turn owns 0.0002% of Cresud’s shares on a fully diluted basis and 100% of CVC Cayman. Elsztain also directly owns 0.13% of IRSA’s outstanding stock and 0.0002% of Cresud’s shares on a fully diluted basis

(iii)	CVC Cayman serves as the Investment Manager of IFIS

(iv)	IFIS is the direct owner of 100% of the common shares of IFISA.

(v)	IFISA directly owns 2.54% of IRSA’s outstanding stock and 38.26% of Cresud’s shares on a fully diluted basis.

(vi)	Cresud directly owns 55.72% of IRSA’s outstanding stock and 100% of Agrology

(vii)	Agrology directly owns 7.50% of IRSA’s outstanding stock

CUSIP No. 450047204	Page 16 of 26 Pages

Set forth below is a diagram of the Reporting Persons’ beneficial ownership of IRSA’s outstanding stock as of September 22, 2011:

Given the foregoing, as of September 22, 2011, Mr. Eduardo S. Elsztain, is the beneficial owner of 215,741,516 common shares of Cresud representing 38.26% of its share capital. Although Mr. Elsztain does not own a majority of the shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 66.00% of IRSA’s shares (includes (i) 322,414,033 common shares beneficially owned by Cresud, (ii) 43,401,932 common shares beneficially owned by Agrology S.A., (iii) 14,698,030 common shares beneficially owned by Inversiones Financieras del Sur SA (iv) 628,070 common shares beneficially owned by Consultores Assets Management S.A., and (v) 765,100 common shares owned directly by Mr. Elsztain).

(b)	Item 5(a) is incorporated herein by reference.

CUSIP No. 450047204	Page 17 of 26 Pages

(c)	Transactions by the Reporting Persons or other persons named in Schedule A, attached hereto, in IRSA common shares that were affected during the previous 60 days are listed on Annex I.

(d)-(e)	Not applicable.

CUSIP No. 450047204	Page 18 of 26 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Line of Credit Agreement: On July 20, 2011, Agrology entered into a Line of Credit Agreement with IFISA, by virtue of which Agrology granted a line of credit over 1,253,942 GDRs representative of 10 common shares, with a nominal value of Ps. 1 per share, of IRSA. IFISA shall have the right to request to Agrology, at its sole discretion, GDRs or common shares of IRSA. This line of credit accrued interest at a monthly rate equivalent to 3 month LIBOR, plus 50 basis points and is effective for 30 days, renewable for equal periods, and up to 360 days. IFISA shall have the right request the total amount of the line of credit and partially cancel it, at any time. As of the date hereof, IFISA has requested 1,253,942 GDRs under this line of credit.

Notwithstanding the aforementioned agreement, Agrology maintains the political and economic rights related to the GDRs. As regards the exercise of the political rights, Agrology will grant a power of attorney to IFISA with the respective voting instructions. As regards the economic rights, IFISA commits to transfer immediately to Agrology the dividends received.

Line of Credit Agreement: On September 3, 2011, Agrology entered into a Line of Credit Agreement with IFISA, by virtue of which Agrology granted a line of credit over 800,000 GDRs representative of 10 common shares, with a nominal value of Ps. 1 per share, of IRSA. IFISA shall have the right to request to Agrology, at its sole discretion, GDRs or common shares of IRSA. This line of credit accrued interest at a monthly rate equivalent to 3 month LIBOR, plus 50 basis points and is effective for 30 days, renewable for equal periods, and up to 360 days. IFISA shall have the right request the total amount of the line of credit and partially cancel it, at any time. As of the date hereof, IFISA does not have any GDRs requested under this line of credit.

Notwithstanding the aforementioned agreement, Agrology maintains the political and economic rights related to the GDRs. As regards the exercise of the political rights, Agrology will grant a power of attorney to IFISA with the respective voting instructions. As regards the economic rights, IFISA commits to transfer immediately to Agrology the dividends received.

Other than as set forth above there are no contracts, arrangements, understandings or relationships with respect to any securities of IRSA to which the Reporting Persons are a party.

CUSIP No. 450047204	Page 19 of 26 Pages

Schedule A

Eduardo S. Elsztain Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors of IFIS Limited

1.	Eduardo S. Elsztain Director Mintflower Place 4th Floor 8 Par-La-Ville Road, Hamilton HM 08, Bermuda. Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain Director Mintflower Place 4th Floor 8 Par-La-Ville Road Hamilton HM 08, Bermuda. Citizen of Argentina

2.	Saul Zang Director Mintflower Place 4th Floor, 8 Par-La-Ville Road, Hamilton HM 08 Bermuda. Citizen of Argentina	4.	Alejandro Gustavo Elsztain Director Mintflower Place 4th Floor 8 Par-La-Ville Road Hamilton HM 08, Bermuda. Citizen of Argentina

Directors of Consultores Venture Capital Uruguay

1.	Eduardo S. Elsztain (Chairman) Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo Republic of Uruguay Citizen of Uruguay

2.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo Republic of Uruguay Citizen of Uruguay

CUSIP No. 450047204	Page 20 of 26 Pages

Directors of Consultores Assets Management S.A.

1.	Eduardo S. Elsztain (Chairman) Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors of Consultores Venture Capital Limited

1.	Eduardo S. Elsztain (Chairman) Director 89, Nexus Way, 2nd floor, Camana Bay. P.O. Box 31106, Grand Cayman ky1-1250, Cayman Islands	2.	Saul Zang Director 89, Nexus Way, 2nd floor, Camana Bay. P.O. Box 31106, Grand Cayman ky1-1250, Cayman Islands

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo Republic of Uruguay Citizen of Uruguay

2.	Saúl Zang Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo Republic of Uruguay Citizen of Uruguay

Directors of Agroinvestment S.A.

1.	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina

CUSIP No. 450047204	Page 21 of 26 Pages

2.	Mariana Renata Carmona de Elsztain Director Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina

Directors of Idalgir S.A.

1	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina	2	Mariana Renata Carmona de Elsztain Director Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina

Directors and Executive Officers of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	8.	David Alberto Perednik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saúl Zang Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	9.	Daniel E. Melicovsky Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	10.	Alejandro Casaretto Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Gabriel Adolfo Reznik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Salvador Darío Bergel Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 450047204	Page 22 of 26 Pages

5.	Jorge Oscar Fernández Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Gastón Armando Lernoud Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Fernando Adrián Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Enrique Antonini Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Pedro Damaso Labaqui Palácio Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Eduardo Kalpakian Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

Senior Management

1.	Alejandro Gustavo Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Alejandro Casaretto Regional Manager of Agricultural Real Estate Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Gabriel Blasi Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	5.	Carlos Blousson Chief Executive Officer of the International Operation (Paraguay, Bolivia and Uruguay) Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	David A. Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 450047204	Page 23 of 26 Pages

Agrology S.A.

1.	Alejandro G. Elsztain Chairman of the Board Moreno 877, 21st floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Gastón A. Lernoud Director Moreno 877, 21st floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Director Moreno 877, 2st floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

Directors and Executive Officers of

IRSA Inversiones y Representaciones Sociedad Anónima

Directors

1.	Eduardo Sergio Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	9.	Fernando Rubín Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	10.	Mauricio Wior Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Mario Blejer Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Carlos Ricardo Estevez Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Ricardo Liberman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 450047204	Page 24 of 26 Pages

5.	Fernando Adrián Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Gabriel A. Reznik Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Cedric D. Bridger Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Salvador D. Bergel Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Marcos Moisés Fishman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	15.	Enrique Antonini Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

8.	Gary S. Gladstein Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of USA	16.	Daniel R. Elsztain Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

Senior Management

1.	Eduardo Sergio Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Jorge Cruces Chief Real Estate Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Gabriel Blasi Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	5.	Daniel R. Elsztain Chief Real Estate Business Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	David Alberto Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 450047204	Page 25 of 26 Pages

Transactions by the Reporting Persons or persons named in Schedule A in Shares that were effected during the last 60 days

Annex 1

IFISA’s transactions in IRSA ADRs (IRS)

Tran Type	Trade Date	Quantity (Units)	Price per Unit		Place

Buy	09/19/2011	1,469,803	US$	10.18	OTC

Cresud’s transactions in IRSA ADRs (IRS)

Tran Type	Trade Date	Quantity (Units)	Price per Unit		Place

Buy	09/19/2011	2,960,302	US$	10.18	OTC

Agrology’s transactions in IRSA shares

Tran Type	Trade Date	Quantity (Units)	Price per Unit		Place

Buy	07/27/2011	5,310	ARS	5.30	Buenos Aires Stock Exchange

Buy	08/05/2011	29,293	ARS	5.17	Buenos Aires Stock Exchange

Agrology’s transactions in IRSA ADRs (IRS)

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place

Buy	07/25/11	1,497	$12.9967	NYSE
Buy	07/26/11	3,000	$12.9226	NYSE
Buy	07/27/11	9,500	$12.7989	NYSE
Buy	07/28/11	7,606	$12.6829	NYSE
Buy	07/29/11	572	$12.6800	NYSE
Buy	08/01/11	20,000	$12.5530	NYSE
Buy	08/03/11	1,139	$12.5378	NYSE
Buy	08/04/11	7,900	$12.4062	NYSE
Buy	08/05/11	5,075	$12.1356	NYSE
Buy	08/08/11	31,870	$11.4157	NYSE
Buy	08/09/11	6,626	$11.3174	NYSE
Buy	08/10/11	7,893	$11.3431	NYSE
Buy	08/11/11	1,408	$11.3142	NYSE

Alejandro Elsztain’s transactions in IRSA ADRs (IRS)

Tran Type	Trade Date	Quantity (Units)	Price per Unit		Place

Buy	08/15/2011	10,953	US$	11.412	NYSE
Buy	09/12/2011	10,000	US$	10.000	NYSE
Buy	09/22/2011	11,300	US$	8.774	NYSE

Daniel Elsztain’s transactions in IRSA ADRs (IRS)

Tran Type	Trade Date	Quantity (Units)	Price per Unit		Place

Buy	09/13/2011	1,124	US$	8.78	NYSE

CUSIP No. 450047204	Page 26 of 26 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: October 5, 2011

Eduardo S. Elsztain		Consultores Assets Management S.A.

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
		Title:	Chairman of the Board

IFIS Limited		Consultores Venture Capital Limited

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Inversiones Financieras del Sur S.A.		Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

		By:	/S/ Saúl Zang
		Name:	Saúl Zang
		Title:	Attorney at Law

Idalgir S.A.		Agrology S.A.

By:	/S/ Eduardo S. Elsztain	By:	/S/ Alejandro G. Elsztain
Name:	Eduardo S. Elsztain	Name:	Alejandro G. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Consultores Venture Capital Uruguay		Agroinvestment S.A.

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board